Exhibit 99.B(d)(27)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
 and
Baillie Gifford Overseas Limited

Dated March 26, 2014, as amended January 13, 2016

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI INSTITUTIONAL INVESTMENTS TRUST

World Equity Ex-US Fund & Screened World Equity Ex-US Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional Investments Trust World Equity Ex-US and Screened World Equity Ex-US Funds and the average daily value of the Assets of any other global-international equity SEI mutual fund or account (each a “Global-International Equity Fund”, collectively the “Global-International Equity Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Global-International Equity Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Global-International Equity Funds managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the Global-International Equity Funds are as follows:

•      SEI Institutional Investments Trust World Equity Ex-US Fund; and

•      SEI Institutional Investments Trust Screened World Equity Ex-US Fund

Agreed and Accepted:

SEI Investments Management Corporation	Baillie Gifford Overseas Limited

By:	By:

/s/ William T. Lawrence	/s/ Anthony Tait

Name:	Name:

William T. Lawrence	Anthony Tait

Title:	Title:

Vice President	Director